[redacted]

SUPPL

08001543

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	27 March 2008	*No of sheets:*	*1*

Current report 19/2008

The Management Board of KGHM Polska Miedź S.A., in reference to the current report no. 16/2008 dated 12 March 2008, announces that the Supervisory Board of the Company on 27 March 2008, decided to continue the recruitment process for the position of President of the Management Board of KGHM Polska Miedź S.A. through additional publishing of the press announcement in the Polish dailies "Rzeczpospolita" and "Gazeta Wyborcza" as well as on the internet website of the Company on 28 March 2008.

Legal basis: art. 56 sec. 5 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws No. 184, item 1539)

PROCESSED
APR 0 2 2008
THOMSON FINANCIAL

RECEIVED
2008 MAR 31 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption number: 82 4639

RECEIVED
2008 MAR 31 A 11: 26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 747 81 39
E-mail:			
Date:	27 March 2008	No of sheets:	2

Current report 20/2008

The Management Board of KGHM Polska Miedź S.A. announces that the Supervisory Board of the Company at its meeting on 27 March 2008 approved the Company's Budget for 2008 as presented by the Management Board.

The basis for preparation of the Budget for 2008 were the results for 2007 and the assumptions contained in specific operating plans, reflecting the initiatives and projects arising from the Company Strategy.

The accepted Budget assumes the achievement in 2008 of revenues from sales in the amount of PLN 11 193 million and net profit of PLN 2 904 million.

Important assumptions of the forecast:

1. Macroeconomic factors
- average annual electrolytic copper price of 7 100 USD/t,
- average annual metallic silver price of 15.00 USD/troz (482 USD/kg),
- average annual exchange rate of 2.50 PLN/USD

2. Internal factors:
- electrolytic copper production of 512 thousand t, including 94 thousand t from external copper-bearing materials,
- metallic silver production of 1 110 t,
- total unit cost of electrolytic copper production of 12 455 PLN/t,
- expenditure for the purchase and construction of fixed assets of PLN 1 637 million.

The macroeconomic assumptions used results mainly from assumed continuation of the situation on the metals market and of economic growth in Poland, which effects the PLN exchange rate.

The expected decrease in electrolytic copper production is mainly due to shorter working time in the mines and to the decrease in copper content in ore caused by mining operations moving into areas of lower copper content, as well as to pursuing a policy of rational deposit management.

KGHM Polska Miedź S.A.
with its registered head office in Lubin
59-301 Lubin, ul. M. Skłodowskiej-Curie 48
www.kghm.pl NIP 692-000-00-13 REGON 390021764

Court of registration:
Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations No. KRS 0000023302
where Company documentation is kept

Total share capital:
2.000.000.000 PLN
(paid-in capital)

Exemption number: 82 4639

The level of total planned unit copper production cost in 2008 (12 455 PLN/t Cu) will be affected mainly by:

- a decrease of electrolytic copper production volume,
- an increase of mine development works costs and amortisation,
- an increase in prices of technological materials and energy.

The level of expenditure on the purchase and construction of fixed assets is primarily related to:

- the replacement of worn-out assets, and
- the continuation of extraction at the planned level over the long term, mainly through the opening of new areas to mining.

With regard to investments in telecom assets, the Company assumes it will increase its interest in Polkomtel S.A. from 19.6% to the level of over 24% of share capital of the company.

In the Budget for 2008, according to the recommendation of the Management Board of KGHM Polska Miedź S.A., the dividend payout from profit for the financial year 2007 of PLN 1.1 billion, i.e. PLN 5.50 per share, was assumed.

A final decision respecting the appropriation of profit of KGHM Polska Miedź S.A. for financial year 2007 will be made by the General Shareholders' Meeting of KGHM Polska Miedź S.A.

Legal basis: art. 56 sec.1 point 1 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws Nr 184, item 1539)

END